UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On January 23, 2024, MorphoSys AG (the “Company”) published four notifications of major holdings from Bank of America Corporation, Morgan Stanley, JPMorgan Chase & Co. and Adage Capital Partners, L.P.

Exhibits

99.1    Notification of Major Holdings from Bank of America Corporation
99.2    Notification of Major Holdings from Morgan Stanley
99.3    Notification of Major Holdings from JPMorgan Chase & Co.
99.4    Notification of Major Holdings from Adage Capital Partners, L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: January 23, 2024     By:    /s/ i.A. Inge Altinger-Ralle
        Name: Inge Altinger-Ralle                Title:    Specialist Corporate Publishing

    By:    /s/ i.A. Robert Mayer
        Name: Robert Mayer
        Title:    Director Investor Relations